March 1, 2013

Ms. Jennifer Gowetski
Senior Counsel
Division of Corporate Finance
United States Securities and Exchange Commission
Mail Stop 3010
100 F Street, N.W.
Washington, D.C. 20549

Re:	Highbridge Commodities FuturesAccess LLC Registration Statement on Form 10-12(g) Filed on December 23, 2011 File No. 000-54573

Dear Ms. Gowetski:

Merrill Lynch Alternative Investments LLC (“MLAI” or “Sponsor”), the manager of Highbridge Commodities FuturesAccesss LLC (the “Fund”), thanks you for your letter of  February 7, 2013, providing comments to the above referenced filing.  On behalf of the Fund, MLAI has reviewed the comments and has provided the responses below.  For your convenience, we have included each comment below in bold with the corresponding response.  References to the “Fund” in our response also refer to Highbridge Commodities FuturesAccesss Master Fund Ltd. as applicable.

General

1.	In future Exchange Act periodic reports, please provide greater detail regarding the fund’s expenses, including what is included in “other expenses.”

In the Fund’s future Forms 10-K and Forms 10-Q, the Fund will generally describe the type of expenses that comprise a significant portion of “other expenses.”

2.
We note your response to comments 2 and 5 from our letter dated January 20, 2012, and we reissue our comments, in part.  In future Exchange Act periodic reports, please provide disclosure regarding the current portfolio of the fund.  Please describe the allocation of assets by sector at the fund level and disclose the amount in each type of investment (e.g., futures contracts, forwards, swaps, etc.).  To the extent you intend to invest in forwards or swaps in the future, please disclose whether you have any targeted allocations or limits on such investments.

Ms. Jennifer Gowetski
March 1, 2013

Please note that since the Fund commenced operations, the filed Forms 10-Q have included a schedule disclosing net unrealized profit (loss) on open contracts by commodity industry sectors.  MLAI believes that this disclosure, which is typical for managed futures funds, provides the best measure of the Fund’s exposure to various sectors.  The Fund will continue including such disclosure in future Forms 10-K and Forms 10-Q.

With regard to allocations among various types of investments, the  Fund will include disclosure similar to the following in future Forms 10-K and Forms 10-Q: “As of [year-end date] [quarter-end date] the Fund employed $[___] as initial margin to support its futures positions and $[__] as collateral supporting its forward positions, representing approximately [__]% and [__]%, respectively, of the Fund’s total assets as of such date.  As of [year-end date] [quarter-end date], the Fund had no swap positions other than its forward contracts deemed to be swaps under the Commodity Exchange Act.

In response to the staff’s comment regarding targeted allocations or limits, the Fund will include the following disclosure or its equivalent in future Forms 10-K, as applicable:

The Fund currently does not trade swaps and only trades certain metal forward contracts on the London Metals Exchange.  The Trading Advisor may decide to trade swaps and other forward contracts in the future, although it does not currently intend to do so.  The Trading Advisor does not target a certain amount of exposure to a particular type of instrument, although it may place trading limits depending on the instrument; any such limits would be a function of liquidity for the underlying security.

Plan of Operation, page 2

3.
We note your response to comment 7 from our letter dated January 20, 2012.  Please revise the last sentence of your proposed disclosure to provide more specificity as to how often the Trading Advisor reviews allocations.

In the Fund’s future Forms 10-K, with respect to the Fund describing the Trading Advisor’s allocation policies and procedures, the Fund will include the following disclosure or its equivalent:

The Trading Advisor has specific policies and procedures in place regarding the allocation methodology among the funds it manages. The Trading Advisor conducts supplemental reviews regarding compliance with these policies and procedures, such as bi-monthly performance reviews and random sampling of transactions for best execution as part of the annual compliance testing program.

Description of Current Charges, page 14

4.	We note your response to comment 14 from our letter dated January 20, 2012 and your proposed disclosure. Please include the reimbursement amount as well as describing its purpose.

Ms. Jennifer Gowetski
March 1, 2013

We assume that the intended reference is to comment 11 from the staff’s letter dated January 20, 2012, which concerns the Sponsor’s receiving a portion of the management fees payable to the Fund’s trading advisor, and have responded accordingly.

In the Fund’s response to the staff’s letter, the Fund noted that it will disclose in Forms 10-K for 2012 and subsequent years that the purpose for the Sponsor’s receiving a portion of the management fees is “in order to defray costs in consideration for the Sponsor and certain of its affiliates providing certain administrative and operational support to the Fund.”  The Fund will also include additional detail regarding the services provided by the Sponsor and its affiliates in consideration of its receipt of a share of the management fees.  However, MLAI believes that including the reimbursement amount is neither required by Form 10 or Regulation S-K nor necessary, given that the fee-sharing percentage is disclosed and the amount can therefore easily be calculated from the Fund’s financial statements, which disclose the amount of the management fee.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26.

5.	In future Exchange Act periodic reports, please revise this section to more specifically describe the reasons for changes in your net asset values.

We assume that this comment relates to the Form 10-K for the year ended December 31, 2011 filed by the Fund on March 23, 2012, and subsequently amended on May 8, 2012, rather than the Form 10-12(g) filed on December 23, 2011, and are responding accordingly.

In future Forms 10-K and Forms 10-Q, the Fund will provide some additional detail regarding changes in the Fund’s net asset value, including subscription and redemption information and references to events and circumstances that the Fund believes contributed to the profits or loss of the commodity market sectors traded by the Fund.  Please note, however, that the level of detail provided in the Fund’s Form 10-K is comparable to that generally provided for managed futures funds, which of course have a single line of business – trading in commodity-related instruments.  Accordingly, while the trading models used by trading advisors are extremely complex, explaining the reasons that a fund gained or lost money is relatively straightforward.  For example, a fund may have had long positions in energy futures that resulted in gains as energy prices rose, but lost money through long positions in corn futures because corn prices declined.  Accordingly, the Management’s Discussion and Analysis section of a Form 10-K for a managed futures fund will necessarily contain less detail than the discussion in this section for an operating company, for which there may be many lines of business and for each line of business a large number of economic and business factors affecting results.

In connection with your comment letter and the filing noted above, the Fund acknowledges the following:

1.	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

Ms. Jennifer Gowetski
March 1, 2013

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, /s/ Barbra E. Kocsis
Barbra E. Kocsis Chief Financial Officer Merrill Lynch Alternative Investments LLC Manager of Highbridge Commodities FuturesAccess LLC

cc:	Mark Borrelli